October 17, 2005 Delivered by hand

Private & Confidential

Clive Shallow 1188 Colin Place Coquitlam, BC V3E 1L1 Dear Clive,

Further to your recent discussions with Doug Mason, I confirm that your employment with Clearly Canadian will cease as of December 31, 2005.

In connection with your termination, Clearly Canadian has agreed to provide you with the following severance package:

1.	Working notice termination, pursuant to which Clearly Canadian will continue to employ you at your current salary and benefits through to December 31, 2005, at which time your employment and related benefits (ie. extended health, medical, dental and long-term disability coverage etc) will end; and

2.	Payment of $10,000Cdn; and

3.	25,000 common shares of Clearly Canadian, which shares will be subject to a 4 month statutory hold requirement.

I would also mention to you that you currently have certain stock options with the Company. Specifically, you have stock options entitling you to acquire 2,015 shares under the Company’s 1997 Stock Option Plan (1,000 shares at an exercise price of $11.50Cdn per share and 1, 015 shares at an exercise price of $6.50Cdn per share). These options expire 30 days following your last day of employment with the Company. Additionally, under the Company’s 2005 Stock Option Plan, you have a stock option entitling you to acquire 10,000 shares at an exercise price of $1.00US per share. This stock option expires one year following your last day of employment with the Company. If you wish to exercise any of these options prior to their expiry dates, please notify me and I will advise you of the stock option exercise requirements. When exercising any stock options, payment of the exercise amount is required and it generally takes between 5 and 10 business days to arrange for the issuance of the applicable share certificates.

We expect that the above mentioned cash payment and shares will be provided to you within the next ten business days. In connection with this severance, Clearly Canadian may require a Release (and other documents related to these arrangements) to be executed by you, and these documents will be forwarded to you shortly.

If you have any unused holiday time, please ensu

re that such holidays are taken before your employment ends on December 31, 2005.

Kindly acknowledge your agreement with the above terms of severance by signing this letter where indicated below and returning the same to me. Once I have received the signed letter, I will make arrangements to have the above cheque and shares issued.

On behalf of Clearly Canadian, I want to take this opportunity to thank you for all of your years of dedicated service to the Company. Your efforts have been very much appreciated by all concerned.

Yours very truly,

CLEARLY CANADIAN BEVERAGE CORPORATION	The above terms are agreed to as of
the 17th day of October 2005.
/s/ Bruce E. Morley
/s/ Clive Shallow

Chief Legal Officer	Clive Shallow
BEM/lo
cc: Doug Mason
cc: Brent Lokash	P:\word\2005\bemltr\misc\1020rgp